26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

March 23, 2018

CONFIDENTIAL

Mr. Tom Kluck, Legal Branch Chief,

Mr. Folake Ayoola, Senior Counsel

Mr. William Demarest, Staff Accountant

Ms. Sharon Sobotka, Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Studio City International Holdings Limited

Draft Registration Statement on Form F-1

Confidentially Submitted August 14, 2017

CIK No. 0001713334

Dear Mr. Kluck, Mr. Ayoola, Mr. Demarest and Ms. Sobotka:

On behalf of our client, Studio City International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the British Virgin Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 12, 2017 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 14, 2017 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS: Pierre-Luc Arsenault[3] | Lai Yi Chau | Henry M.C. Cheng[6] | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Damian C. Jacobs[6] | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby[6] | Damien Coles[6] | Meng Ding[3] | Daniel Dusek[3] | David M. Irvine[6] | Hao-Chin Jeng[3] | Benjamin W. James[4] | Cori A. Lable[2] | Xiaoxi Lin[3] | Daniel R. Lindsey[6] | Daniel A. Margulies[6] | Peng Qi3 | Robert P.H. Sandes[6] | Wenchen Tang[3] | Xiaoyao Yin[3] | David Zhang[3] | Yue Zhang[3]

ADMITTED IN: [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; # non-resident

Beijing Boston Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

The Company would like to respectfully advise the Staff that the redomiciling of the Company from the British Virgin Islands to the Cayman Islands has not yet been completed and that the Revised Draft Registration Statement has been prepared on the assumption that the redomiciling has been completed. The Company will promptly update the Staff on the progress and revise the disclosure as appropriate.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to the amendments made in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include (i) its consolidated financial statements as of December 31, 2017 and for the year ended December 31, 2017 and (ii) other information and data to reflect certain new developments since the Company initially submitted the Draft Registration Statement.

The Company would like to further advise the Staff that it will publicly file all draft registration statements confidentially submitted to the Commission when it publicly files its registration statement on Form F-1, and will commence the roadshow for the proposed offering no earlier than 15 days after the date thereof.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, as applicable.

The Company respectfully submits that it is not an emerging growth company and therefore Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), is not available to the Company. The Company confirms that neither the Company nor any of its authorized representatives has presented to any potential investors any written materials.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

2.	We note that you have included images in the prospectus. If there are other graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, please provide us with copies and note that such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

In response to the Staff’s comments, the Company will provide copies to the Staff of any graphics, maps, photographs and related captions or other artwork, including logos (collectively, the “Artwork”), that the Company intends to use in the prospectus when such Artwork becomes available. The Company acknowledges and agrees that it will not include any Artwork in any preliminary prospectus, which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.

3.	We note your disclosure on page 63 that, in a concurrent transaction with the public offering, Melco International intends to purchase ordinary shares from you in the form of ADSs needed for the distribution in specie and that the purchases will be at the public offering price of the ADSs. Please provide us with your analysis as to how this separate transaction and distribution will be exempt from registration and consistent with Section 5 of the Securities Act.

The Company respectfully advises the Staff that it believes that the offer, sale and delivery of ordinary shares in the form of ADSs by the Company to Melco International do not require registration under the Securities Act because it is a private placement by an issuer not involving any public offering pursuant to Section 4(2) of the Securities Act. With respect to the subsequent distributions by Melco International to its eligible shareholders, as disclosed in the prospectus, the following procedures will be implemented to ensure that no registration under the Securities Act is required:

1. The distribution will be made without any consideration being paid by Melco International’s shareholders; and

2. Melco International shareholders who are located in the United States or are U.S. persons will only receive cash instead of ADSs.

In addition, a 40-day distribution compliance period will be implemented with respect to the ADSs distributed to the Melco International shareholders to comply with the requirements under Rule 903(b)(2) of Regulation S. The Company believes at the time of distribution it will be a reporting foreign issuer and therefore Category 2 conditions are applicable. The so-called modified Category 3 procedures will be implemented in this case. During the 40-day distribution compliance period, the ADSs held by the Melco International shareholders will not be freely tradeable or fungible with the ADSs to be issued by the Company in the proposed initial public offering.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

4.	We note your disclosure on page 24 that you are in the early stages of development of the remaining project. Please revise your disclosure, where applicable, to provide the anticipated completion date, scope of development, costs incurred to date and budgeted costs. Finally, please tell us the status of the extension on the land concession contract you requested with the Macau government.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24 and 121 of the Revised Draft Registration Statement disclosing the costs incurred to date and the extension of the development period for the remaining project as set out under the land concession contract. The Company would like to further advise the Staff that the development of the remaining project is still at its early stage and is subject to various uncertainties. Except as disclosed in the Revised Draft Registration Statement, there is no further status update in relation to the remaining project. The Company will promptly update the Staff and revise the disclosure accordingly if and when there is any update. The Company will ensure that the Staff has sufficient time to review any updated disclosure before it is included in the preliminary prospectus.

Use of Proceeds, page 54

5.	Please revise to describe the interest rate and maturity of the indebtedness. If any of the indebtedness was incurred within the past year, please revise to disclose the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

The Company respectfully advises the Staff that it has not decided which indebtedness will be repaid by net proceeds to be received from the proposed public offering. The Company acknowledges that it will promptly update the Staff and revise the disclosure when there is a definitive plan for repayment of any of its existing indebtedness. In response to the Staff’s comment, the Company has also revised the disclosure on page 56 of the Revised Draft Registration Statement to include a cross reference to the “Description of Indebtedness” section of the Revised Draft Registration Statement for details of the Company’s current indebtedness.

Dilution, page 57

6.	Please revise to provide the information required by Item 9.E.1. of Form 20-F or tell us why such revisions are not necessary.

The Company respectfully advises the Staff that except for Mr. Lawrence Yau Lung Ho, a director of the Company and a beneficial owner of the ordinary shares of the Company as described in the Revised Registration Statement, MCE Cotai Investments Limited and New Cotai LLC, none of the other directors, senior management or affiliates of the Company acquired or had the right to acquire the ordinary shares of the Company in the past five years. The Company further advises that the history of issuance of the ordinary shares of the Company has been disclosed on page 172 of the Revised Registration Statement and a table summarizing the contributions by the existing shareholders and the new investors and the dilution to the new investors is presented on page 59 and page 60 of the Revised Registration Statement.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Description of Certain Statements of Operations Items, page 70

7.	We note your disclosure on pages 70-71 in regards to Studio City Casino’s gross gaming revenues and the recognized revenue after the Gaming Operator deducted tax and costs incurred in connection with its operation of Studio City Casino. Please revise your disclosure here and elsewhere to discuss in greater detail the deducted tax and costs incurred along with any relevant terms of the agreements between Studio City and Melco Resorts related to the tax and costs.

In response to the Staff’s comment, the Company has revised the disclosures on page 73, page 78 and page 81 of the Revised Draft Registration Statement.

Statement of Operations, page F-4

8.	Please revise your Statements of Operations to disclose related party amounts associated with the line items presented. Reference is made to Rule 4-08(k) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Statements of Operations on page F-4 of the Revised Draft Registration Statement to disclose related party amounts associated with the line items presented with reference to Rule 4-08(k) of Regulation S-X.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

Note 2. Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-13

9.	It appears that you recognize revenues from gaming operations on a net basis in the line item “provision of gaming related services”.Please tell us how you considered the guidance in ASC 605-45 in your determination that this presentation is appropriate.

The Company acknowledges the Staff’s comment and confirms the Company has considered the guidance in ASC 605-45 in determining the presentation of the line item “provision of gaming related services” described in our response below.

Arrangement with Gaming Operator under the Services and Right to Use Arrangements

In May 2007, the Gaming Operator and Studio City Entertainment, which became our subsidiary in 2011, entered into a services and right to use agreement, pursuant to which the Gaming Operator who is the holder of a subconcession under the Subconcession Contract agreed to operate Studio City Casino (as amended, the “Services and Right to Use Agreement” and together with other agreements or arrangements entered into from time to time regarding the operation of Studio City Casino, the “Services and Right to Use Arrangements”). These arrangements are necessary to operate Studio City Casino since the Company does not have a concession or subconcession to operate games of fortune and chance in a casino in Macau.

According to the Services and Right to Use Arrangements, Studio City Entertainment has sole responsibility with respect to the design, construction and any refurbishments of Studio City Casino and is responsible for all associated costs. The Gaming Operator is primarily responsible for the operation of Studio City Casino, including (1) operating the Studio City Casino facilities, hiring, employing, training and supervising casino personnel (including dealers, cashiers, security and surveillance personnel and managers); (2) managing all the day-to-day casino operations, performing marketing, advertising, player development and other programs as provided under the arrangements, and maintaining security and internal control systems to Studio City Casino; (3) acquiring gaming equipment, operating bank accounts and managing operating liabilities and costs in relation to Studio City Casino operations in the name of the Gaming Operator as the holder of the gaming subconcession; and (4) procuring all necessary permits, authorizations and licenses necessary to operate Studio City Casino in accordance with Macau law.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

The Gaming Operator deducts gaming tax and the costs incurred in connection with Studio City Casino operation from Studio City Casino’s gross gaming revenues. The Company receives the residual amount and recognizes such amount as revenues from provision of gaming related services.

Assessment of the guidance in ASC 605-45

The Company has considered the guidance in ASC 605-45 and concluded that there are outweighing risks related to the operation of Studio City Casino associated with the Gaming Operator’s gaming subconcession and obligations therein to the Macau government. Under the gaming subconcession, the Gaming Operator is required to operate Studio City Casino on its own behalf (and not as an agent), and is directly responsible for compliance with the gaming regulations set forth by the Macau government. Furthermore, the Gaming Operator is primarily responsible for the fulfillment of the operation of Studio City Casino. The hiring, promotion and discharging of casino employees are controlled by and are the sole responsibilities of the Gaming Operator, and the employment contracts, gaming equipment, bank accounts and the operating liabilities and costs in relation to Studio City Casino’s operation are controlled and/or contracted in the name of the Gaming Operator.

While certain operating decisions in connection with the operation of Studio City Casino are made by Studio City Entertainment, including the configuration of the casino floor, type of gaming devices used and other related matters, such decisions are made in consultation with the Gaming Operator. Studio City Entertainment and the Gaming Operator are currently under the common control of Melco Resorts. If Melco Resorts did not control Studio City Entertainment, these operating decisions would then be subject to the Gaming Operator’s approval.

After considering the facts and circumstances above, management determined that the Gaming Operator is the primary obligor of the arrangement, both legally and substantively, which is considered to be a strong indicator when evaluating the criteria in ASC 605-45 in determining principal versus agent in the revenue arrangement. Additionally, the Gaming Operator assumes a substantial amount of risks associated with Studio City Casino since it holds the gaming subconcession, and is directly responsible for operating the casino, overseeing casino employees, collecting revenues and paying taxes. Based on these factors, the Company concluded the Gaming Operator is the principal and, accordingly, the transactions of Studio City Casino are reported on a net basis in the consolidated financial statements of the Company in accordance with ASC 605-45.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

10.	We note your disclosure that you recognize the residual amount of gaming revenues as a result of the Services and Rights to Use Arrangements with Melco Crown Macau (Gaming Operator). Please tell us how you considered the guidance in ASC 810 in determining that Gaming Operator is not a variable interest entity and you should not consolidate it. Include in your analysis the following:

•	An explanation of the design and purpose of Gaming Operator and the Company along with the effect regulations had on the designs of the respective entities;

•	Your consideration of the Company and Gaming Operator being under common control on your analysis; and

•	Your consideration of ASC 810-10-55-37 in determining that the fees do not represent a variable interest in Gaming Operator.

The Company acknowledges the Staff’s comment and confirms the Company has considered the guidance in ASC 810 and determined that the Gaming Operator is not a variable interest entity (“VIE”) based on the facts and analysis described in our response below.

Background of the Company and Gaming Operator

The Company is 60% owned by MCE Cotai Investments Limited, a subsidiary of Melco Resorts, since July 2011 and 40% owned by New Cotai, LLC since December 2006. The Company formed Studio City Entertainment in May 2007 as a wholly owned subsidiary to conduct entertainment-related services business of Studio City.

The Gaming Operator is a subsidiary of Melco Resorts and holds a gaming subconcession to operate games of fortune and chance in casinos in Macau, granted by the Macau government in 2006. Pursuant to the current terms of the Macau Gaming Law, the number of concessions and subconcessions are limited to six. The Macau government has announced that until further assessment of the economic situation in Macau, there will not be any increase in the number of concessions or subconcessions. The Gaming Operator is 90% owned by Melco Resorts and 10% owned by Mr. Lawrence Ho, as Managing Director of Gaming Operator. Mr. Ho is also a director of the Company and the chairman and chief executive officer of Melco Resorts. The Gaming Operator oversees all casino operations for the Melco Resorts group in Macau and currently operates three major casinos at Altira Macau, City of Dreams and Studio City, which opened in May 2007, June 2009 and October 2015, respectively. The City of Dreams and Altira Macau casinos represent a substantial portion of the Gaming Operator’s business. For the years ended December 31, 2015, 2016, and 2017, the gross gaming revenues generated by Studio City Casino amounted to less than 30% of the total gross gaming revenues generated by the Gaming Operator.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

Since the Company does not hold a concession or subconcession to operate games of fortune and chance in a casino in Macau, the Gaming Operator and our subsidiary, Studio City Entertainment, have entered into the Services and Right to Use Arrangements under which the Gaming Operator has agreed to operate Studio City Casino as described in the response to Question 9 under the subheading “Arrangement with Gaming Operator under the Services and Right to Use Arrangements.”

Pursuant to the Services and Right to Use Arrangements, the Gaming Operator deducts the gaming taxes and other costs from the gross gaming revenues generated from Studio City Casino and pays the residual amount to the Company. The Company has an obligation to pay for the costs of the Studio City Casino operation as outlined in the Services and Right to Use Arrangements regardless of whether the gross gaming revenues of Studio City Casino are sufficient to cover those costs.

The Gaming Operator and Studio City Entertainment are under the common control of Melco Resorts. Currently, two-thirds of the Company’s board of directors are also members of the board of directors of Melco Resorts. We have considered our relationship with Melco Resorts when making the analysis under ASC 810 below.

Assessment of the guidance in ASC 810

(i) Determination of the existence of variable interest in the Gaming Operator

Under ASC 810-10-55-37C, variable interests include fees or payments made in connection with agreements that expose a reporting entity (the decision maker or the service provider) to risk of loss in the VIE.

The Company has determined the residual payment, which represents the gross gaming revenues of Studio City Casino after deduction of the gaming tax and other costs under the Services and Rights to Use Arrangements, represents a variable interest in the Gaming Operator. Under the Services and Right to Use Arrangements, the Company is exposed to the risk of losses generated by Studio City Casino. Therefore, the fee is a variable interest in the Gaming Operator in accordance with ASC 810-10-55-37C.

(ii) Assessment of whether the Gaming Operator is a VIE

Notwithstanding the determination that the Company has a variable interest in the Gaming Operator, the Company has evaluated and determined that the Gaming Operator is not a VIE as defined in ASC 810-10-15-14 as set forth below.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

Pursuant to ASC 810-10-15-14, it cites “A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist:”

ASC 810-10-15-14(a)

The condition in ASC 810-10-15-14(a) cites “The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”

The Gaming Operator has sufficient equity to finance its activities without additional subordinated financial support. Specifically, the Gaming Operator has sufficient equity to induce lenders to provide necessary funding to conduct its activities at market terms. Additionally, pursuant to the Services and Right to Use Arrangements, the Company has an obligation to pay for the costs in relation to Studio City Casino operation, but it is not obligated in any way to provide financial support to the Gaming Operator’s other businesses. Accordingly, the Gaming Operator does not meet the condition in ASC 810-10-15-14(a).

ASC 810-10-15-14(b)

The condition in ASC 810-10-15-14(b) cites “As a group the holders of the equity investment at risk lack any one of the following three characteristics:

1. The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.

2 The obligation to absorb the expected losses of the legal entity.

3 The right to receive the expected residual returns of the legal entity.

As a group, the holders of the equity investment at risk in the Gaming Operator do not lack any of the three criteria above. Specifically, through voting interests, the holders of equity investment at risk have control and power to direct all of the activities of the Gaming Operator. The Company does not have equity interests or voting interests in the Gaming Operator. The rights of the holders of the equity investment at risk to receive expected residual returns of the Gaming Operator are not capped or guaranteed. They are subject to a total loss on their investment in the Gaming Operator as a regular limited liability company. The activities of Studio City Casino are not a substantial part of the Gaming Operator’s business.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

ASC 810-10-15-14(c)

The condition in ASC 810-10-15-14(c) cites “The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1. The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2. Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.”

The Company, a related party to Melco Resorts, receives residual gross gaming revenues from Studio City Casino under the Services and Right to Use Arrangements. However, as the holder of a gaming subconcession since 2006 and a subsidiary of Melco Resorts, the Gaming Operator’s main purpose is to operate the gaming business of the Melco Resorts group in Macau, which includes two other major casinos in addition to Studio City Casino. As such, Studio City Casino does not constitute substantially all of the overall business of the Gaming Operator. Therefore, the Gaming Operator is not designed so that substantially all of its activities either involve or are conducted on behalf of the Company for Studio City Casino. Accordingly, the condition in ASC 810-10-15-14(c) is not present and the equity investors of the Gaming Operator as a group are not considered to lack the characteristic in ASC 810-10-15-14(b)(1).

After considering the factors above, management determined that the Gaming Operator is not a VIE. Additionally, the primary beneficiary analysis, the interests in any specified assets of the VIE and silo provisions under ASC 810-10 do not apply as the Gaming Operator has not been determined to be a VIE. Therefore, the Company should not consolidate the Gaming Operator under the guidance in ASC 810.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

Recent Accounting Pronouncements not yet adopted, page F-14

11.	You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M

In response to the Staff’s comment, the Company has revised the disclosure on pages F-15, F-16 and F-17 of the Revised Draft Registration Statement relating to Topic 606 Revenue from Contracts with Customers, as outlined in the guidance in ASC 250-10-S99-6 and SAB Topic 11.M.

Item 7. Recent Sales of Unregistered Securities, page II-1

12.	Please tell us what consideration you gave to providing the information required by Item 701 of Regulation S-K with respect to Melco International’s concurrent private placement.

The Company respectfully advises the Staff that it does not believe Item 701 of Regulation S-K, which applies to all securities of the registrant sold by the registrant within the past three years, which were not registered under the Securities Act, is applicable because the private placement takes place concurrently with the proposed initial public offering. However, in response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Revised Draft Registration Statement to include the relevant section of the Securities Act and the relevant rule of the Commission under which exemption from registration was claimed, and a brief statement of the facts relied upon to make the exemption available. The Company believes the other information as set out in Item 701 of Regulation S-K has been included in the Revised Draft Registration Statement.

Exhibit Index, page II-5

13.	Please include as exhibits the Subscription Agreement with Melco International, the Employment Agreements, and the agreements relating to the Services and Right to Use Arrangement and Management and Shared Services Arrangement or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages II-4 and II-5 of the Exhibit Index and filed as exhibits the Employment Agreements and the agreements relating to the Services and Right to Use Arrangements and Shared Services Arrangements. The Subscription Agreement is still being negotiated and will be filed as soon as it is ready.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

March 23, 2018

14.	If you are not in a position to file the legal and tax opinions in your next amendment, please provide draft copies for our review.

The Company respectfully submits to the Staff that the redomiciling of the Company from the British Virgin Islands to the Cayman Islands has not yet been completed. Hence, the Company is not yet in a position to file the legal and tax opinions or to provide draft copies thereof. The Company will promptly file such opinions when the redomiciling has been completed.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Jacqueline Wenchen Tang at jacqueline.tang@kirkland.com, +852 3761 9191 (work) or +852 6111 1576 (cell). Questions pertaining to auditing matters may be directed to the following partner at Ernst & Young: George Chan at george.chan@cn.ey.com or +86 21 2228 2272 (work) or +86 156 0181 2313 (cell). Ernst & Young is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Geoffry Philip Andres, Property President, Studio City International Holdings Limited

Jacqueline Wenchen Tang, Esq., Partner, Kirkland & Ellis International LLP

George Chan, Partner, Ernst & Young

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP